News Release
                                                                      Contact:
                                       William R. (Todd) Fowler (800) 988-4304


                   SECURITY CAPITAL COMPLETES TENDER OFFER
                       FOR HOMESTEAD VILLAGE INCORPORATED


CHICAGO (June 7, 2000) - Security Capital Group Incorporated (NYSE: SCZ) today announced that it had successfully completed its $4.10 per share cash tender offer for all outstanding shares of Homestead Village Incorporated common stock not owned by Security Capital or its affiliates, including the associated preferred share purchase rights. The tender offer expired on June 6, 2000, at 12 midnight, Eastern Time.

Approximately 14,276,500 Homestead shares, representing about 11.9% of the outstanding shares, had been validly tendered and not withdrawn prior to the expiration of the offer (including approximately 991,000 shares that are guaranteed to be delivered). Security Capital now owns approximately 98.9% of Homestead.

Security Capital expects to complete the merger of Homestead with a wholly owned subsidiary of Security Capital within the next few days in accordance with Maryland's short-form merger provisions. As a result of the merger, each remaining outstanding share of Homestead and the associated preferred share purchase right will be converted into the right to receive the same $4.10 per share in cash, without interest.

Security Capital Group Incorporated is an international real estate research, investment and operating management company. Security Capital operates its business through two divisions. The Capital Division provides operational and capital deployment oversight to direct and indirect investments in real estate operating companies, generating earnings principally from its ownership of these affiliates. Currently, the Capital Division has investments in 16 real estate operating companies. The Financial Services Division generates fees principally from capital management and capital markets activities. The principal offices of Security Capital and its directly owned affiliates are in Amsterdam, Atlanta, Brussels, Chicago, Denver, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

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